UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IEC ELECTRONICS CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44949L105
(CUSIP Number)

December 31st, 2018
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

44949L105	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CLAYTON PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 817,431
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 817,431
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 817,431
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.97%
12	TYPE OF REPORTING PERSON IA

44949L105	13G/A	Page 3 of 6 Pages

Item 1(a)	Name of Issuer

IEC ELECTRONICS CORP.

Item 1(b)	Address of Issuer’s Principal Executive Offices

105 Norton Street, Newark, New York 14513

Item 2(a)	Name of Person Filing

CLAYTON PARTNERS LLC

Item 2(b)	Address of Principal Business Office

3160 COLLEGE AVENUE, SUITE 203 BERKELEY, CA 94705

Item 2(c)	Citizenship
DELAWARE

Item 2(d)	Title of Class of Securities

COMMON STOCK

Item 2(e)	CUSIP Number

44949L105

44949L105	13G/A	Page 4 of 6 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4	Ownership

A.

		(a)	817,431 Shares

		(b)	7.97%

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote: 817,431 Shares

			(ii)	shared power to vote or to direct the vote: 0

			(iii)	sole power to dispose or to direct the disposition of: 817,431 Shares

			(iv)	shared power to dispose or to direct the disposition of: 0

44949L105	13G/A	Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Item 8	Identification and Classification of Members of the Group

Item 9	Notice of Dissolution of Group

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

44949L105	13G/A	Page 6 of 6 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of February, 2019.	By:	/s/ Alex C. Gates
Alex C. Gates Chief Compliance Officer